

18006146


SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44412

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PTI SECURITIES & FUTURES L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 South Wells Street, Suite 900
(No. and Street)

Chicago   **Illinois**   **60607**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Haugh   **(312) 663-3056**
(Name)   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, **Daniel J. Haugh**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **PTI Securities & Futures L.P.** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Title

Subscribed and sworn to before me this

27th day of **February**, 2018

_____
Notary Public

OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 07/30/19

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PTI SECURITIES & FUTURES L.P.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2017
<u>AVAILABLE FOR PUBLIC INSPECTION</u>



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PTI Securities & Futures L.P. (the "Partnership") as of December 31, 2017, and the related notes and supplemental schedules (collectively referred to as the financial statement), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of PTI Securities & Futures L.P. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of PTI Securities & Futures L.P.'s management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PTI Securities & Futures L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as PTI Securities & Futures L.P.'s auditor since 1999.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of PTI Securities & Futures L.P.'s financial statement. The supplemental information is the responsibility of PTI Securities & Futures L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2018

PTI SECURITIES & FUTURES L.P.

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	379
Receivable from broker-dealer		100,000
Commissions receivable		25,905
Receivable from affiliates		9,590
Other assets		7,005
	$	142,879

Liabilities and Partners' Capital

Liabilities:		
Accounts payable and accrued expenses	$	45,990
Deferred revenue		135,248
		181,238
Partners' capital		
General partner		(39,387)
Limited partners		1,028
		(38,359)
	$	142,879

See accompanying notes.

PTI SECURITIES & FUTURES L.P.

Notes to Statement of Financial Condition

December 31, 2017

---

1. **Organization and Business**

   PTI Securities & Futures L.P. (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equities and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

   The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

2. **Summary of Significant Accounting Policies**

   The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

   Revenue Recognition
   Commission revenue is recognized on a settlement date basis. Interest income is recognized on an accrual method.

   Use of Estimates
   The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

   Income Taxes
   The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

---

2. **Summary of Significant Accounting Policies, continued**

    In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2017.

3. **Financial Instrument Valuation**

    Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

    In determining fair value, the Partnership uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership.

    Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

    The fair value hierarchy is categorized into three levels based on the inputs as follows:

    - Level 1 Valuation is based on quoted prices in active markets for identical assets or liabilities as the reporting date.

    - Level 2 Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

    - Level 3 Valuation is based on unobservable inputs for value of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

---

3. **Financial Instrument Valuation, continued**

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2017, the Partnership held no Level 1, Level 2 or Level 3 investments.

4. **Clearing Agreements**

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB").

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing brokers on a fully disclosed basis. The Partnership's agreements with its clearing brokers provide that as clearing brokers, the firms will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). They also perform all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

PTI SECURITIES & FUTURES L.P.

Notes to Statement of Financial Condition, Continued

December 31, 2017

5. **Employee Benefit Plan**

   The Partnership has established a Simple IRA plan for qualified employees. The Partnership matches employees' contributions, subject to certain limitations as set forth in the plan agreement. There were no employee contributions made to the plan during the year ended December 31, 2017.

6. **Lease Commitment**

   The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

   The partnership is currently operating on a month to month basis with a one month cancelation for a total commitment of $3,766 as of December 31, 2017.

7. **Guarantees**

   Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

   Other Guarantees
   Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

8. **Related Party Transactions**

   As of December 31, 2017 there was $9,590 of receivables from affiliated companies. This amount represents $7,849 from NKH Co. and $1,741 from Haugh Inc. of expenses that were paid by PTI Securities & Futures L.P. on behalf of these affiliated companies. As of December 31, 2017 there was also a payable to the president of the Partnership totaling $20,000 which is included in accounts payable and accrued expenses on the statement of financial condition.

9. **Credit Risk**

   Commissions receivable represent a concentration of credit risk. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

10. **Net Capital Requirements**

    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (superseded by the NFA minimum of $45,000). At December 31, 2017, the Partnership had net capital of $79,328 which was $34,328 in excess of the required minimum net capital. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 2.28 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Partnership is also subject to the net capital rules of the NFA. The Partnership is required to maintain a minimum net capital under the NFA rules of $45,000. Under these rules, the Partnership had excess net capital of $34,328.

11. **Uncertainly – Going Concern**

    As was highlighted in last year's report, during December 2016 PTI signed an agreement to extend the clearing agreement with RBC Capital Markets and received a signing bonus. The Partnership received an adverse regulatory ruling and was required to account for this bonus as a liability to be amortized over the life of this contract extension and this treatment resulted in the company being placed into a negative equity position as of the date of that agreement. For the year ended December 31, 2017 the Partnership had a gain, however the partnership still has a negative equity of ($38,359) as of December 31, 2017. Although the unamortized balance, totaling $135,248, of this signing bonus can be included for purposes of computing the firm's net capital, and the partnership is in compliance with the net capital rule (see note 10), regulatory authorities are rather arbitrary with negative equity situations and may require the partnership to contribute additional capital if the firm was to experience losses for any period of time.

12. **Contingency**

    The Partnership has one pending litigation claim that has been brought up against them during the year ended December 31, 2017. However, it is too early in the litigation process to access the liability that may or may not occur against the Partnership. The Partnership intends to rigorously defend this claim.

13. **Net Capital Deficiency**

    During mid December 2016 the Partnership signed a contract extension with its clearing agent RBC Capital Markets. The Partnership relied on assurances from its clearing agent that this was a normal occurrence for new and extending introducing brokers and the wording of this agreement had undergone several regulatory reviews and the consideration received by the Partnership would not be considered anything other than revenue. After the 12/31/16 FOCUS filing on 1/21/17 it was determined that under the extension agreement these funds would not be considered revenue for net capital purposes. The Partnership was able to obtain a revised agreement with RBC that was acceptable to FINRA and the SEC on March 7, 2017. The Partnership was under the required net capital amount during the period that the old agreement was in force from December 15, 2016 to March 7, 2017. This under capitalization was due to the fact the Partnership had signed what was thought to be a standard and tested agreement with the clearing agent, but at no time was the Partnership in jeopardy of not operating as a continuing entity nor were any customer accounts at risk and the regulatory authorities were advised of every step in this process.

14. **Subsequent Events**

    The Partnership's management has evaluated events and transactions through February 27, 2018, the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**PTI SECURITIES & FUTURES L.P.**	as of <u>December 31, 2017</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)	$ (38,359)	[3480]
2.	Deduct Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ (38,359)	[3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital............		[3520]
	B. Other (deductions) or allowable credits (List)...	135,248	[3525]
5.	Total capital and allowable subordinated liabilities	$ 96,889	[3530]
6.	Deductions and/or charges:		

A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 17,561	[3540]	
1. Additional charges for customers' and non-customers' security accounts.		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts.		[3560]	
B. Aged fail-to-deliver		[3570]	
1. Number of items ...._____ [3450]			
C. Aged short security differences-less reserved of ...._____ [3470]		[3580]	
number of items.. ...._____ [3470]			
D. Secured demand note deficiency		[3590]	
E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]	
F. Other deductions and/or charges		[3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)........		[3615]	
H. Total deduction and/or charges.		$ (17,561)	[3620]

7.	Other additions and/or allowable credits (List)...		[3630]
8.	Net Capital before haircuts on securities positions	$ 79,328	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		[3660]
	B. Subordinated securities borrowings		[3670]
	C. Trading and Investment securities		
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]
	2. U.S. and Canadian government obligations		[3690]
	3. State and municipal government obligations		[3700]
	4. Corporate obligations		[3710]
	5. Stocks and warrants		[3720]
	6. Options		[3730]
	7. Arbitrage		[3732]
	8. Other securities		[3734]
	D. Undue concentration		[3650]
	E. Other (Money Market)	$ -	[3736] / [3710]
10.	Net Capital	$ 79,328	[3750]

OMIT PENNIES

<u>Non-Allowable Assets (line 6.A):</u>

Receivable from affiliates	$	9,590
Commissions receivable		966
Other assets		7,005
	$	17,561

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited FOCUS report as filed.

PTI SECURITIES & FUTURES L.P.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2017

The Partnership did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

PTI SECURITIES & FUTURES L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2017

The Partnership did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/17

1. Current assets .... $125,318 [3000]

2. Total liabilities .... $ 181,238 [3030]

3. Deductions from total liabilities
    A. Liabilities subject to satisfactory
       Subordinated agreements
       (page 3, line 19.A)............................. 135,248 [3040]
    B. Certain deferred income tax liability
       (see regulation 1.17(c)(4)(iv)................. _____ [3050]
    C. Certain current income tax liability
       (see regulation 1.17(c)(4)9v))............... _____ [3060]
    D. Long term debt pursuant to
       Regulation 1.17(c)(4)(vi)..................... _____ [3070]
    E. Total deductions................................. 135,248 [3080]
    F. Adjusted liabilities............................. $ (45,990) [3090]

4. Net capital (subtract line 3.F. from line 1)... $79,328 [3100]

    Charges Against Net Capital (see regulation 1.17(c)(5))

5. Charges against inventories held, fixed price commitments, and advances
    against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii)
    for specific charge. If charge is applicable, attach statement
    Showing calculation of charge)... _____ [3155]

6. Charges as specified in section 240.15c3-1(c)92)(vi) and (vii)
    against securities owned by firm:

	FAIR VALUE		CHARGE	
A. U.S. and Canadian government obligations	_____	[3160]	_____	[3170]
B. State and Municipal government obligations	_____	[3180]	_____	[3190]
C. Certificates of deposit, commercial paper... and bankers' acceptances.....................	_____	[3200]	_____	[3210]
D. Corporate obligations............................	_____	[3220]	_____	[3230]
E. Stocks and warrants.............................	_____	[3240]	_____	[3250]
F. Other securities (money market)..............	_____	[3260]	_____	[3270]
G. Total charges (add lines 6.A. - 6.F)			_____	[3280]

7. Charges as specified in section 240.15c3-1(c)(2)(iv)(F)
    A. Against securities purchased under agreements to resell........................... _____ [3290]
    B. Against securities sold under agreements to repurchase........................... _____ [3300]

8. Charges on securities options as specified in section 240.15c3-1. Appendix A................ _____ [3310]

Current Assets:

Cash		379
Receivable from broker-dealers	$	100,000
Commissions receivable		24,939
	$	125,318

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	36-3797795	0244522

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/17, Continued

9. Charges against open commodity in the IB's account
    A. Uncovered exchange-traded futures and granted options contracts -
       percentage of margin requirements applicable to such contracts................................... _____ [3350]

    B. Ten percent (10%) of the fair value of commodities which
       underlie commodity options not traded on a contract market
       carried long by the applicant or registrant which has value
       and such value increased adjusted net capital (this charge
       is limited to the value attributed to such options)............................... _____ [3380]

    C. Commodity options which are traded on contract markets and
       carried long in proprietary accounts. Charge is the same as
       would be applied if applicant or registrant was the grantor
       of the options (this charge is limited to the value attributed
       to such options)... _____ [3390]

10. Five percent (5%) of all unsecured receivables from unregistered
     futures commission merchants or securities brokers or dealers............................ _____ [3410]

11. Deficiency in collateral for secured demand notes... _____ [3420]

12. Adjustment to eliminate benefits of consolidation (explain in separate page)............................. _____ [3430]

13. Total charges (add lines 5 through 12)... $ - [3440]

Net Capital Computation

14. Adjusted net capital (subtract line 13 from line 4)... $ 79,328 [3500]

15. Net capital required... 45,000 [3600]

16. Excess net capital (subtract line 15 from line 14)... $ 34,328 [3610]



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of PTI Securities & Futures L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PTI Securities & Futures L.P. (the "Partnership") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Partnership stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2017 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 12, 2018

The Exemption Report

We as members of management of PTI Securities & Futures L.P. are responsible for complying with 17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. S240.15c3-3: (2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. SS 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

1. We identified the following provisions of 17 C.F.R. SS 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. SS240.15c3-3 (2)(ii), and (2) we met the identified exemption provisions throughout the most recent calendar year 2017 without exception.

Daniel J. Haugh
Daniel J. Haugh
President

_2/12/18_
Date